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                     December 13, 2023

       Thomas J. Chmelik
       Senior Executive Vice President and Chief Financial Officer MainStreet Bancshares, Inc.
       10089 Fairfax Boulevard
       Fairfax, VA 22030

                                                        Re: MainStreet
Bancshares, Inc.
                                                            Form 10-K For the
Fiscal Year Ended December 31, 2022
                                                            File No. 001-38817

       Dear Thomas J. Chmelik:

              We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Finance